Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

May 6, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: David Korvin, Staff Attorney

Washington, D.C. 20549

RE:	Fuda Group (USA) Corporation

Registration Statement on Form S-1

Filed December 21, 2015

File No. 333-208078

Dear Mr. Korvin:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendments to the S-1 (filed December 21, 2015) for Fuda (USA) Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated January 15, 2016 (the “Comment Letter”) in response to the filing of the Form S-1 in December 2015. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

General

1. Please revise throughout your registration statement to base your projections of available funding, and subsequent operational plans, on the proceeds you will raise from this offering (approximately $44 million) and your cash on hand (approximately $17 million) and such other sources of funding that you reasonably expect to have. In this regard, we note your disclosure on page 23 that in the near term, you intend to finance capital expenditures with cash flows from operations, borrowing availability and proceeds from this offering. However, we note that you also disclose that you are seeking to raise $1 billion through private placements of 70% of your equity. It is unclear what your reasonable basis is for any statements implying that you will be able to raise these funds. In this regard, it appears that 70% of the book value of your equity value equals approximately $50 million Further, it appears that your ability to successfully complete a private offering of this size would be subject to significant uncertainty, and that the company has little experience with mining operations and no experience with manufacturing jewelry and operating jewelry stores. In particular, this comment will cause you to revise your disclosure in the following parts of your registration statement:

1

•	The Company [page 3];
•	Business Strategy [page 4];
•	The Company’s Advantage [page 5];
•	Mining Operations [page 6];
•	Key Milestones [page 8];
•	Financial Projection: Funding (including Assumption) [pages 11 -12];
•	Entry of the Company into the Market [page 33];
•	Products and Services [page 33];
•	Plan of Operation [page 41]; and
•	Alternative Financial Planning [page 42].

In addition, given your disclosure on page 11 that the acquisition of a gold mine will cost $350 million, this will cause significant revisions to your registration statement. Refer to Item 10(b) of Regulation S-K and Rule 175 of the Securities Act.

Response: The Company plans to remove all references to projections from the S-1 and has tried to do so in the S-1/A being filed. In order to avoid confusion, the Company is removing the reference to figures that are confusing. These financial objectives can be better calibrated depending on the amount of money that the Company raises, so the Company has made appropriate revisions throughout the Form S-1/A.

2.          We note you have two documents on your website—2015 Investor Deck and Business Plan. If you are conducting a private placement concurrently with the registration of this offering, please tell us why your private and public offerings should not be integrated. In addition, the materials appear to contain information that may constitute an “offer” for purposes of the federal securities laws and may be inconsistent with Section 5. As it does not appear that a safe harbor under rule 169 or 163A is available, and the information does not comply with Rule 134, please remove this information from your website. For further guidance, refer to Release No. 33-8828 (Aug. 3, 2007). We may have additional comments upon review of your response.

Response: The investor deck and business plan have been removed from the website.

3.          Please elaborate on your basis for your statements imply that commodity prices are stable. This comment will cause you to revise your disclosure in the following parts of your registration statement: Business Operations [page 3] and The Market [page 30].

Additionally, please advise why your website has a video stating:

•	“Granite and marble are practically recession proof;”
•	“When [money markets] dive, investors move their money into something as tested and as prove as time itself- gold;”
•	“Fuda Group USA concentrates all of our efforts on these two sectors, because year after year they have proven their worth as potent recession proof investment vehicles;” and
•	“The opportunity that we offer is as sold as gold, granite, and marble that we sell.”

2

Response: The Company has revised the disclosure to indicate that commodity prices are not stable and are instead volatile. The video on the Company website has been removed.

4.          Given the nature and duties of the roles of James Cassidy James McKillop for Tiber Creek, it appears that they are both promoters within the meaning of Rule 405 of the Securities Act. With respect to these two individuals, please provide the disclosure required by Item 401 of Regulation S-K or tell us why you do not believe they are promoters.

Response: Tiber Creek Corporation (“Tiber”) holds interests in inactive Delaware corporations which may be used by issuers (such as the Company) to simply reincorporate their businesses in the State of Delaware and capitalize the issuer at a level and in a manner (i.e. the number of authorized shares and rights and preferences of shareholders) that is appropriate for a public company. Otherwise, these corporations, such as are inactive and Tiber does not conduct any business in such corporations. Furthermore, Mr. Cassidy and Mr. McKillop, respectively, serves only as interim officers of these corporations until such time as a change of control in such corporations is effectuated to the registering issuer. As the role of Tiber is essentially limited to preparing the corporate structure and organizing the Company for becoming a public company, the roles of Mr. Cassidy and Mr. McKillop, respectively, do not amount to the traditional definition of a promoter. Accordingly, neither Mr. Cassidy nor Mr. McKillop has a significant or promotion role in any of the issuing companies, such as the Company, and therefore, should not be considered a promoter of the Company.

5.          You state on page 150 that 301,500,000 common shares were issued to various shareholders, including 51,500,000 shares issued to Xiaobin Wu; the Company’s sole officer and director. We note these shares were redeemed in 2015 and shares remaining prior to the transaction with Marvel and Fuda UK were outstanding to James Cassidy and James McKillop. Please explain the relationship of Xiaobin Wu to Fuda Group (USA) and Messrs. Cassidy and McKillop and how you considered these relationships when determining that the transaction between Marvel, Fuda UK and Fuda Group (USA) was not considered a transaction between entities under common control as defined under ASC 805-50-15-6.

Response: While Mr. Wu has control over Fuda Group (USA), he does not have a shared control relationship with Messrs. Cassidy and McKillop. Rather, Mssrs. Cassidy and McKillop transferred control of the Company to Mr. Wu in connection with the agreement with Tiber Creek Corporation which is disclosed in the Form S-1.

In general, Tiber Creek holds interests in inactive Delaware corporations which may be used by issuers (such as the Company) to reincorporate their business in the State of Delaware and capitalize the issuer at a level and in a manner (i.e. the number of authorized shares and rights and preferences of shareholders) that is appropriate for a public company. Otherwise, these corporations, such as Spruce Valley Acquisition, are inactive, and Tiber Creek does not conduct any business in such corporations. James Cassidy and James McKillop (who is the sole owner of MB Americus, an affiliate of Tiber Creek) serve only as interim officers and directors of these corporations (such as Spruce Valley Acquisition) until such time as the changes of control in such corporations are effectuated to the ultimate registering issuers. As the role of Tiber Creek is essentially limited to preparing the corporate structure and organizing the Company for becoming a public company, the roles of Mr. Cassidy and Mr. McKillop are generally limited to facilitating such change of control and securities registration transactions.

3

6.          Please file your subscription agreement and legal opinion in your next amendment.

Response: The Company and its legal counsel are preparing these documents in the context of this offering, and request an extension to submit these documents as exhibits in the next amendment filing for the S-1.

Fee Table

7.          Please clarify what provisions of Rule 457 you are relying upon to calculate the registration fee. You appear to be registering a dollar amount of securities, but your Explanatory Note indicates that you are registering the sale or resale of a specific number of shares.

Response: The Company has revised its offering and is now indicating that it expects to sell 100,000,000 shares at $2.00 per share for a total offering size of $200,000,000. The share price of $2.00 is not fixed and is subject to change prior to the S-1 becoming effective.

Prospectus Cover Page

8.          Based on your fee registration table, it appears that your offering price will be $1.47 per share. Please disclose this here, as well as throughout your registration statement. If your offering price will not be $1.47 per share, please advise.

Response: The price is not currently fixed, and the Company is in the process of locating an underwriter. The Company anticipates that by the time the S-1 is ready to become effective, the Company will have the information necessary to update this disclosure.

9.          Please disclose here that in the event that you do not raise sufficient capital to implement your planned operations, an entire investment could be lost.

Response: The Company has added this disclosure to the Form S-1.

10.         As there is no current market for your securities, resales by selling security holders must be made at a fixed price until such a market exists. Thereafter, they may sell at prevailing market prices. Please revise the disclosure in the third paragraph to clarify this.

Response: The Company has revised this disclosure in the Form S-1.

11.         Please disclose here that because funds will be immediately available to you, there will be no refunds.

Response: The Company has added this disclosure to the Form S-1.

12.         Please revise to state that Risk Factors begin on page 15, not page 26. This comment also applies to The Offering section on page 14.

4

Response: The Company has revised this disclosure to the Form S-1.

The Company, page 3

13.        Please revise your first paragraph to clearly indicate that the only revenue you have generated to date is through trading. Additionally, please remove the disclosure that you are an international conglomerate or explain what you mean by this statement.

Response: The Company has revised the first paragraph and also clarified its disclosure regarding the international prospect of its operations.

Corporate History, page 3

14.        Please explain the basis upon which you have concluded that you have increased your net worth to over $1.5 billion.

Response: The net worth of the Company was calculated based on the following considerations, including (1) Fixed assets or Land assets; (2) Past performance; and (3) Future plans and growth.

Land that the Company owns has geology reports that indicate that the land parcels that were purchased has gold grains in it.

The following reference material has information online about maps and reports indicating gold grains:

-http://www.mindat.org/nearestlocs.php?lat=40.0833333333&long=124.366666667

Business Operations page 3

15.         Given your disclosure that you do not currently have any mines that are operational, please discuss why your website indicates that you have operational mines in the following sectors: gold (Zhenan District and Donggang Changan), granite (Dandong Haohan Mining Co., LTD), graphite (Kuandian County), and fluorite (Kazuo Jincheng Mining Industry Co., Ltd.)

Response: The Company is revising its website per this comment.

16.         Please state, for each of the last three fiscal years the amount or percentage of total revenue contributed by any class of similar products or services which accounted for 10% or more of consolidated revenue, or 15% or more of consolidated revenue if total revenue did not exceed $50 million during any of such years. In this regard, we note that your disclosure focuses on two classes of possible products: gold and construction commodities, such as granite and marble.

Response: The products consist of raw blocks of carving grade granite and finished granite slabs in various specifications.

5

17.         We note your disclosure that you are currently purchasing gold ores, powder or sand from various suppliers. In an appropriate location of your filing please disclose tonnage, grade, pricing, and material terms of these purchases.

Response: The Company has added the requested supplemental disclosure.

18.         Additionally please discuss transportation and storage regarding your gold purchases. Fully describe your processing facility if applicable.

Response: The Company has amended the disclosure in the Form S-1/A, as applicable.

Market Opportunity, page 4

19.        We note your disclosure about the rumor of China launching its own “gold tracking Exchange Traded Fund.” Please clarify whether you believe that China will launch this fund, and if so, please disclose a reasonable basis for your belief.

Response: The Company does still believe in good faith that this Exchange Traded Fund will indeed be launched. Many sources confirm this speculation. See, for example, a recent report at the online website: https://www.bullionvault.com/gold-news/gold-etf-061320131. Note also the World Gold Council 2013, Gold Demand Trends. However, at this point, the launch date is unknown and it is uncertain when the launch will be. Accordingly, the Company has decided to remove this particular disclosure at this time.

Mining Operation page 6

20.        It appears that your mining operation description is a description for a processing facility. Please advise. In your response tell us if feasibility work or other studies have been performed in regards to the processing facility.

Response: The Company’s current operations are in trading and outsourcing of processed mining output. The Company does not currently operate any processing facility. However, part of the Company’s long-term vision is to enter into this part of the value chain. The Company has performed some feasibility studies in regard to these matters. However, the operation of mines is not in the Company’s current near-term plans nor will the $200 million of proceeds be used in that regard. Hence, the Company has revised the applicable disclosure in this section.

Competition: The 7 Biggest Chinese Mining Companies, page 4

21.        Please revise to explain how companies not engaged in mining for gold or granite are relevant to you as competitors. We note that all the companies under this section except for Jiangxi Copper Co. Ltd. and Zijin Mining Group do not mine gold or granite. Additionally, please clearly discuss here the competitive conditions that exist with these two companies based on their large market sizes and your lack of operational mines. This comment also applies to your Competition section on page 33.

6

Response: The Company has revised and added disclosure in this area to clarify these matters as raised in the comment.

The Company’s Advantage, page 5; SWOT Analysis, page 6

22.         Please revise the disclosure under these two sections to explain the basis for your statement that you have an outstanding track record.

Response: The Company has added some disclosure to explain the basis for its statement about its track record.

23.         Please explain how the experience of management is to the company’s advantage. Disclosure about the business experience of management on page 9 does not suggest that any member of management has experience in the mining or jewelry industry.

Response: The Company has added a significant amount of disclosure in this section to address the issue of the experience of management. An entire sub-section within the broader section discusses management experience.

Key Milestones page 8

24.         We note that the dates for two of these milestones have already passed. Please update, and given the complexity and size of your proposed business, please significantly expand upon each milestone.

Response: The Company has provides some updated milestones and also included additional disclosure in the Form S-1 to discuss some of these important milestones.

25.         We note your disclosure of a 90 day timeframe for initiating gold mining and trading operations. Considering that it appears your properties are in the exploration stage and your operations are preliminary in nature, in an appropriate location of your filing please expand upon your exploration plan as required by paragraph (b) (4) (i) of Industry Guide 7. The exploration plan should address the following points:

+Disclose a brief geological justification for each of the exploration projects written in non-technical language.

+Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

+If there is a phased program planned, briefly outline all phases.

+If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

+Disclose how the exploration program will be funded.

+Identify who will be conducting any proposed exploration work and disclose their qualifications.

Response: The Company has provided some revised disclosure in this section. However, please note that these mines are active in nature.

7

26.        Additionally, in an appropriate location of your filing discuss the exploration and mining permit requirements for companies operating in China. Include in your overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine in China.

Response: As mentioned above, the mines are active mines and they have the relevant permits. There is no need for the Company to do so. The Company shall be retaining the management and adding on consultants to watch over the compliance process.

The permits that would be required are:

Sate Administration of Work Safety

Work Safety Permit

Ministry of Environmental Protection

Environmental Investigation Approval

Ministry of Land Resources

Mining License

State Administration of Taxation

Tax Certificate

State Administration of Industry and Commerce

Business Registration Certificate

Past Financial Performance, page 9

27.        We note your disclosures in the two sentences preceding the Statement of Cash Flows on page 9 and the four sentences preceding the Balance Sheet on page 10. Please note that it is the purpose of MD&A to provide investors with additional information that is necessary to understand and assess the company’s financial condition and results of operations. It is not appropriate to advise investors that the condition and performance of the company is ascertainable by simply observing the statement of cash flows, statement of operations and balance sheets. Please remove or revise the sentences on pages 9 and 10 accordingly.

Response: The Company has revised the MD&A to provide additional information and disclosure.

Financial Projection: Funding page 11

28.         Please state whether you have agreements in place with any party to acquire any of the mines you list here.

Response: The Company has accordingly revised its disclosure to indicate that there are no formal agreements, and only informal mutual understandings are in place. The Company has obtained various feasibility reports.

8

29.         Please revise to remove the reserves disclosed in this section of your filing until you have proven or probable reserves as defined in paragraph (a) of Industry Guide 7. Please be advised that a final bankable feasibility study is generally required using the historical three year average commodity price prior to disclosing mineral reserves.

Response: The Company has revised the disclosure as applicable in the S-1 by removing this information as directed by the Staff.

The Offering, page 14 Use of Proceeds, page 14

30.        Please remove or clarify your disclosure that you “intend to use the net proceeds from this offering to purchase additional shares of [y]our common stock”.

Response: The Company has revised the disclosure as applicable in the S-1 by removing this information as directed by the Staff.

Risk Factors, page 15

31.         Please add a risk factor addressing that your stock price may not track the price of gold or granite.

Response: The Company has added the risk factor into the S-1 as directed by the Staff.

32.         Please include a risk factor addressing the difficulty in pursuing lawsuits against and enforcing judgments against your management due to their presence outside the United States.

Response: The Company has added the risk factor into the S-1 as directed by the Staff.

33.         Please add a risk factor that addresses the risks related to management’s lack of relevant experience related to the jewelry business and jewelry manufacturing.

Response: The Company is not intending to pursue this jewelry business and manufacturing in the near term. However, the risk factor has been added and modified to reflect the risks that apply to the Company.

34.         Please remove the following duplicative risk factors:

+“The Company is susceptible to changes economic conditions” [page 20];

+“Changes in prices for metals or products will affect the Company’s profitability and operations” [page 20];

+“The Company is dependent on its suppliers, and business difficulty for a supplier could harm the Company’s own business” [page 20];

+“The Company is exposed to seasonal risks in its business and operations” [page 20];

+“If the Company is unable to generate sufficient cash from operations, it may find it necessary to curtail operational activities” [page 20];

+“The proposed operations of the Company are speculative” [page 20];

+“The Company may face significant competition from companies that serve its industries” [page 20]; and

9

+“Costs incurred because the Company is a public company may affect the Company’s profitability” [page 27].

Response: The Company has removed the various duplicative matters in the Form S-1/A, as directed by the Staff.

The Company is dependent on its suppliers…page 17

35.        Please identify your key suppliers here.

Response: The Company has noted its key suppliers in this section.

If the PRC government finds that the arrangements that establish…, page 21

36.        Please explain or remove this risk factor. You are not a telecommunications business. If the risks and limitations on foreign ownership that you describe are applicable to your company, please make this clear.

Response: The Company has removed this risk factor in the Form S-1/A.

The Company’s officers and directors beneficially own a majority…page 25

37.        Please revise this risk to reflect that Xiaobin Wu owns a majority of your common stock.

Response: The Company has revised this risk factor in the S-1/A as directed by the Staff.

The Company may complete another primary offering for shares in parallel …, page 25

38.        Please confirm your understanding that if you decide to conduct a parallel offering, this registration statement will need to be updated to reflect this material fact. For further guidance, refer to Securities Act C&DI Question 139.25.

Response: The Company has review this guidance and understands its requirements. For purposes of clarity and disclosure, supplemental information was added to this risk factor.

Use of Proceeds, page 27

39.        Given that you are conducting this offering on a best efforts basis, please revise this section to discuss your plans if substantially less than the maximum proceeds are obtained. Please disclose how you will distribute the proceeds if you raise 10%, 25%, 50%, and 75% of the offering proceeds. Additionally, we note that because you will need these proceeds to execute specific parts of your business plan, you should discuss those purposes and amounts necessary to achieve them here, rather than to say that they will be used for “general corporate purposes.”

10

Response: The Company plans to adjust its acquisition strategy accordingly based on the amount of funds that it is able to raise. The Company may seek alternative funding sources such as project funding from venture capitalists, credit lines or loans from bank, selling bonds etc.

If the Company raises:

10%-$20mil – acquire the corresponding % of shares in 1 mine. Likely a granite mine.

20%-$40mil – acquire the corresponding % of shares in 1 mine. Likely a granite mine.

50%-$100mil – acquire a % of shares in 1 or 2 mines. Granite and gold mine probably.

75%-$150mil – acquire a % of shares in 1 or 2 mines. Granite and gold mine probably.

Dilution, page 28

40.        Please quantify net tangible book value per share before the offering. Please confirm you will provide the required disclosures of Item 506 of Regulation S-K once pricing has been determined. Please also include disclosures showing the amount of dilution to new investors if only 75%, 50% or 25% of the offering is sold. Refer to Item 6 of the Form S- 1.

Response: The Company has updated this disclosure in the Form S-1.

Selling Shareholder Sales, page 29

41.        Please remove this section. The disclosure here is duplicative of the disclosure on page 28.

Response: The Company has removed this entire section from the Form S-1/A as directed by the Staff.

Plan of Distribution, page 29

42.        Please elaborate on the plan of distribution by the company of the 30 million shares you are registering for sale by the company. Disclose who will solicit interest in and facilitate these sales on the company’s behalf. Clarify whether the company may in the future engage an underwriter, broker dealer or selling agent. If shares are to be sold by management, please identify who will conduct the sales and describe the exemption from registration as a broker-dealer that you expect to rely upon.

Response: The Company plans to engage an underwriter, broker-dealer or selling agent in the near future, probably before the time that the Form S-1/A becomes effective. At such time, the Company will amend the disclosure.

The Business page 31 General

43.         Please insert a small-scale map showing the location and access to each mineral property owned or operated, or presently intended to be owned or operated, as suggested in paragraph (b) (2) to Industry Guide 7.

11

Response: The Company does not own any such assets. Rather, the Company intends to acquire after receiving funding two potential mines. The maps are in the feasibility study reports supplementally being provided to the Staff.

The Company has some land assets. These land assets which are currently forest land have a geological survey report completed. The Company intends to acquire mining rights for it. The map is inserted into the Form S-1.

44.         Please disclose the information regarding your land and mineral rights for each of your material mineral properties owned or operated, or presently intended to be owned or operated, pursuant to paragraph (b) (2) of Industry Guide 7. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property include the following information:

+The nature of your ownership or interest in the property.

+A description of all interests in your properties, including the terms of all underlying agreements and royalties.

+An outline of the process by which mineral rights are acquired at the location including details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

+An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

+Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing.

+The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

+The area of your claims, either in hectares or in acres.

Response: The parcels of land that the Company has acquired have some material minerals as indicated in the geology report attached and provided as supplemental material to the Staff herewith. The Company does not intend to mine or further explore these parcels of land at this time. The Company intends to have it in the portfolio of the Company for future resale considerations or to explore in the future with a suitable partner, if and when found.

45.         Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties owned or operated, or presently intended to be owned or operated. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property include the following information:

+The location and means of access to your property, including the modes of transportation utilized to and from the property.

+A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

+A description of any work completed on the property and its present condition.

The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

12

+A description of equipment, infrastructure, and other facilities.

+The current state of exploration of the property.

+The total costs incurred to date and all planned future costs.

+The source of power and water that can be utilized at the property.

+If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Response: The land that the Company owns can be accessed by automobile. A pathway has been cleared for vehicle access.

The properties that the Company intends to acquire with funding are active mines. Both type of intended acquisitions (i.e. granite mines and gold mines) are for active mines. There are independent studies done on these sites. Furthermore, studies of the Wulong area indicates that they are magmatic-hydrothermal quartz vein-type gold deposits, hosted both in various granite and fine-grained diorite dykes related to the Mesozoic Sanguliu granite. The Company understands that additional information is available at: http://www.mindat.org/loc-64196.html.

Background, page 31

46.          Please expand upon the “titles to land use right” purchased by Liaoning Fuda. Please elaborate on Liaoning Fuda’s business reasons for purchasing these titles.

Response: The Company purchased the land for investment for prospective future land appreciation, because this land surrounds active mines. When the active mines have depleted their current stock, they would seek to expand outwards into the Company’s land. Hence, the Company is awaiting resale and appreciation of land. Secondly, these parcels of land have reports and studies from various sources indicating that it contains gold veins. At an appropriate time and if opportunity of a suitable partner presents itself, we might consider to open up and explore these mines.

47.          Please expand upon the opportunities you have explored related to the mining and process of gold.

Response: The Company has added this supplemental disclosure in the S-1 under this section heading.

48.          We note you currently purchase gold bars. Please file any related agreements and disclose the parties you get these bars from.

Response: The Company is filing with the Form S-1/A the agreement with its current supplier (Zhen’an Gold Mine).

The Market, page 30

49.          We note your statements containing the following projections:

“With regards to trading and margins, the Company expects trading volume for gold to be about 5mt per year;” and

13

“This would include dry bars as well as gold extracted from the gold sand. Selling price is dependent on the market. The Company expects the profit margins to be around 30%.”

Please be advised that you should not include projections in the registration statement unless you have a reasonable basis for them. See Item 10 of Regulation S-K. Please provide your reasonable basis for these projections or remove them from the prospectus.

Response: The Company has removed these projections and the applicable disclosure from the prospectus.

50.          Please provide supplemental support for the statements in paragraphs three through five of this section, and the expected industry revenue growth cited in the first paragraph of the following section entitled “Market Trends and Dynamics”.

Response: The Company relied on various sources for industry reports and market research. A primary support is IBISWorld.

Below are also the citations for jewelry manufacturing and market trends and dynamics:

Jewelry manufacturing report in China. (October 2015).

Jewelry stores in China. (June 2014).

IBISWorld reports can be viewed at the following online websites:

http://www.ibisworld.com/industry/china/jewelry-manufacturing.html

http://www.ibisworld.com/industry/china/jewelry-stores.html

51.          Please discuss the markets for granite and marble.

Response: The Company has added various additional disclosure in the Form S-1/A for this section under a heading entitled “The Market: Granite and Marble.”

More industry and market information is available via the online website that the Company consulted at: http://www.strategyr.com/pressMCP-1590.asp#sthash.eIFbuSeW.dpuf

Entry into the Market, page 33

52.         In connection with comment one of this letter, please specify the specific steps you will need to take to enter the markets you wish to compete in. For each proposed business line, please substantially elaborate upon your disclosure here to outline the various steps you intend to take to implement your business plan and begin generating revenues by providing a timeline of the various events and steps that need to take place and the costs of each event, so that readers can appreciate how much additional capital will need before you will be in a position to generate revenues. The disclosure you have provided about your plan of operation in this registration statement is very general and imprecise and should be significantly revised in order to assist potential investors in making an informed investment decision about your company.

14

Response: The Company has added disclosure in this section of the Form S-1/A to discuss these issues in greater detail.

Products and Services, page 33

53.        Please specify the exact products you plan to release, as well as their proposed timing. Additionally, please disclose if you will be able to build these products without raising additional capital.

Response: The Company has added disclosure in this section of the Form S-1 document to address this comment.

Strategic Relationships with Suppliers, page 34

54.        Please describe each of your relations with Junda Mining, Heng Xu Mining, and Xiang Mining.

Response: Each of these entities – Junda Mining, Heng Xu Mining and Xiangan Mining – are suppliers of the Company. These entities are able to supply both raw materials and finished products. The Company considers them to be strategic partners who are able to supply items based on order requirements of the Company.

Government Regulations, page 35

55.        Please discuss the government approvals you will need to conduct mining and exploring activities.

Response: The Company incorporates the applicable portion of its response above to comment 26 in response to this comment. The disclosure referenced has been added to this section of the S-1/A.

Customers, page 35

56.        Please disclose the size, both in terms of size and revenue, of the projects discussed here. Please also clarify what products or services, or both, you delivered in these projects.

Response: The Company has added a tabular chart and also provides some additional disclosure discussing projects and customers.

Pricing, page 36

57.        It is unclear how investors should use the detailed information regarding suppliers’ costs of different forms of granite and marble blocks and slabs. Please revise to place more context around this disclosure. Please also clarify the extent to which prices for all of the products you describe in this section may change and how that impacts the company.

15

Response: To avoid confusion and to streamline disclosure, the Company has decided to delete portions of this section including the detailed information about supplier costs. The reasons for deleting some of the disclosure are the following:

(1)   Prices rise and fall depending on the market/economy. They are not stable. A table showing fixed prices would not be accurate and could confuse prospective investors.

(2)   The Company’s granite and marble range of products are diverse and varied, and are customized and based on customers’ requirement. A price table would not apply specifically and could be confusing.

(3)   A granite and marble price table does not properly represent the portfolio of products that the Company does participate in or the prevailing prices the Company would plan to use.

Property, page 38

58.        Please provide the disclosure required by Item 102 of Regulation S-K and Industry Guide 7 with respect to your property surrounding the eight mines.

Response: The Company has added in the Form S-1 various disclosure to generally describe the property surrounding the various mines.

Plan of Operation, page 41

59.        Please revise to provide a comprehensive plan of operation for your entire company. The current disclosures only address jewelry stores, while much of the rest of your filing talks about mining, processing and trading gold and precious metals as well as granite and marble. Discuss the company’s priorities in developing these businesses and what steps it plans to take in the near-term and in the longer-term.

Response: The Company has provided additional disclosure and added a sub-section to discuss these issues, including the Company’s short-term, medium-term and long-term plans.

Management’s Discussion and Analysis, page 41

60.         Please expand your MD&A to include a discussion of your Capital Resources as of September 30, 2015. In this section, you should, at a minimum, disclose your sources and uses of short- and long-term liquidity.

Response: The Company has updated its MD&A section and added in applicable information as of December 31, 2015.

61.         Please disclose the financial loans, and the material terms of these loans, that you were entered into during the fiscal years 2013, 2014, and 2015. For example, please disclose the material terms of the loan(s) you had during fiscal year 2013 that caused you to pay $5.4 million in interest expense. We may have additional comments upon our review your amended disclosure.

16

Response: The Company has updated its MD& section and added in applicable information as of December 31, 2015.

62.         Please revise disclosure to explain the factors that materially impacted the changes in your cash flows from operating activities, investing activities and financing activities for the periods presented, i.e., for the nine months ended September 30, 2015, as well as for the years ended December 31, 2014 and 2013. In this regard we noted significant changes in accounts receivable, inventory, supplier deposits and accounts payable impacted your operating cash flows in each of the periods presented for Fuda Group (USA).

Response: Response: The Company has updated its MD& section and added in applicable information as of December 31, 2015.

63.         Please expand your MD&A to include a discussion of the results of operations for the nine months ended September 30, 2015 of the registrant, Fuda Group (USA), compared to September 30, 2014. In this discussion, as well as in the one for the year ended December 31, 2014, disclose the nature of Liaoning Fuda’s revenues by type and/or category, e.g., commodities sales, distribution services revenues if any, etc.

Response: The Company has updated its MD& section and added in applicable information as of December 31, 2015.

64.         On page 42 in the discussion of operating and net income, you refer to “Operating fees from insurance”. Please explain what this line item represents and why there was such significant decreases during each period presented. In this regard we note your discussion about a change in your business model. Please explain your business model change herein and how specifically this change translated into significant decreases in SG&A discussion about a change in your business model. Please explain your business model change herein and how specifically this change translated into significant decreases in SG&A.

Response: The Company has updated its MD& section and added in applicable information as of December 31, 2015.

65.         The largest component of Liaoning Fuda’s cost of sales as shown on pages 43-44 is “Other cost of sales”. Please revise your narrative discussion in MD&A to discuss the nature of these costs and the factors that contributed to the changes in this line item for each period presented.

Response: The Company has updated its MD& section and added in applicable information as of December 31, 2015.

17

66.         Please enhance your MD&A to discuss the fact that your main source of cash is distributions from your subsidiaries. Please describe the cash flows and their form(s) (e.g., dividends, royalties, management fees) and restrictions, if any, as they move through your subsidiaries up to Fuda Group (USA). In your liquidity and capital resources section, please discuss any restrictions on your ability to declare dividends and the impact on your liquidity, financial condition and results of operations. Please provide the disclosures required by Rule 4-08(e) of Regulation S-X, if applicable.

Response: The Company revised the MD&A and financial footnotes of the Company in regards to the restrictions on the ability to declare dividends and the impact on liquidity, financial condition and results of operations. Included are the Condensed financial information of registrant because the registrant’s consolidated subsidiaries exceed 25% of the registrant’s consolidated net assets as required by Rule 4-08(e) of Regulation S-X

Management, page 44

67.         Please disclose the age and business experience during the past five years for each management team member.

Response: The Company has updated the Form S-1/A with this requisite information about the various management team members.

68.         Please revise to explain your reference to Fudan University as a “Chinese-Ivy League University”

Response: The “C9 League” of universities (of which Fudan University is a part) is an alliance of nine (9) nine elite universities in mainland China, analogous to the Ivy League Universities in the United States, the U15 in Canada, the Russell Group in the UK, and the Go8 in Australia. The members of the C9 League are Fudan University, Harbin Institute of Technology, Nanjing University, Peking University, Shanghai Jiao Tong University, Tsinghua University, University of Science and Technology of China, Xi'an Jiaotong University, and Zhejiang University. Nevertheless, the Company has removed the specific reference to Ivy League and instead referred to Fudan University as a renowned educational institution in China.

Employment Agreements, page 46

69.        Please disclose in the registration statement if anyone in your management team has an employment agreement.

Response: The Company has added this disclosure in the Form S-1/A. Currently, the Company does not have any employment contracts with individuals on the management team. Rather, these management team individuals are advisors or consultants. Employment contracts are only for workers in China at this time.

18

Certain Relationships and Related Party Transactions, page 47

70.        Please disclose here the related party transactions discussed in footnote 6 of your financial statements on page 73.

Response: The Company has revised the section under the Form S-1 to disclose the related party transactions as discussed under the footnote “Related Party Transactions” of the financial statements.

Selling Shareholders, page 47

71.         Please briefly explain how the selling shareholders acquired the shares you are registering for resale. We also note that your President, CEO, CFO and 50% shareholder is registering all of his shares for resale. Please provide your analysis as to why the resale of these shares by Mr. Wu does not amount to a primary offering by the company.

Response: The Company is no longer including selling shareholders as part of this S-1 registration. Only a primary offering of shares by the Company is being undertaken. Hence, this comment seems to be inapplicable given the changes to the registration statement.

72.         For each of the selling shareholder listed below, please identify the natural person or persons who exercise voting or investment control or both for the shares of common stock held by the selling stockholders:

Dandong Hao Han Mining Co.;

1503 Venture Capital;

FZ Ecommerce & Business Direct; and

Winner International Industries.

For further guidance, refer to Regulation S-K C&DI Question 140.02. Additionally, please disclose whether any of these entities are broker-dealers.

Response: The Company is no longer including selling shareholders as part of this S-1 registration. Only a primary offering of shares by the Company is being undertaken. Hence, this comment seems to be inapplicable given the changes to the registration statement.

73.         Please disclose the nature of any position, office, or other material relationship that any selling shareholder has had with your company in the past three years.

Response: The Company is no longer including selling shareholders as part of this S-1 registration. Only a primary offering of shares by the Company is being undertaken. Hence, this comment seems to be inapplicable given the changes to the registration statement.

74.         Please disclose the familial relationships among your selling shareholders. Disclosure of Commission Position on Indemnification for Securities Act Liabilities, page 62

19

Response: The Company is no longer including selling shareholders as part of this S-1 registration. Only a primary offering of shares by the Company is being undertaken. Hence, this comment seems to be inapplicable given the changes to the registration statement.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities, page 62

75.        Please revise this section to replace the term small business issuer with registrant.

Response: The Company has made this revision in this section of the S-1/A.

Fuda Group (USA) Corporation and Subsidiaries

Unaudited September 30, 2015 Fuda Group (USA) Financial Statements

Consolidated Statements of Changes in Stockholders’ Equity, page 65

76.        You disclose that you issued 50,000,000 shares in the transaction with Fuda UK and 62,000,000 shares in the transaction with Marvel; however on your statement of changes in stockholders’ equity and on page 74 you present and disclose that 45,920,002 shares were issued for acquisition of subsidiaries. Please reconcile the difference in shares issued.

Response: The 50,000,000 shares and 62,000,000 shares are prior to reverse split. 45,920,000 shares are presented retroactively for the 41-for-100 reverse stock split effectuated in October 2015.

2. Summary of Significant Accounting Policies, page 67 Direct Domestic Sales, page 70

77.        Please revise to explain what is meant by the sentence “The Company is responsible for losses when occurred” if product sales are recognized when customers pick up and pay for the goods at pick up. For example, discuss what would constitute a loss and whether any such losses have occurred that have materially impacted your results of operations.

Response: The Company has revised to clarify that after the pick-up, the customer is responsible for any losses that occur. The Company has correct the prior error, because no such losses have occurred because revenue is not actually recognized until the customer picks up the goods and takes possession thereof.

3. Security Deposits to Suppliers, page 72

78.        Please explain the transactions of security deposits to suppliers and whether these deposits are paid in cash and/or financed through trade financing loans. It appears that your deposit balance decreased consistently with your trade financing loans during each period presented. Additionally, you state on page 73 that your trade financing loans are short term accounts receivable factoring agreements with the bank. Please explain whether these accounts and transactions take place simultaneously and if so, how you account for each of these transactions.

20

Response: The Company would like to explain this issue in more detail.

The security deposits to suppliers are considered prepayments to the suppliers for future purchases of inventory from the suppliers. When the Company make a purchase of inventory from the suppliers, the security deposits can be used to offset against amount of inventory purchased the without any upfront payment. The trade financing loans decreased as a result of repayment of these loans from cash received from the sales revenues generated.

6. Related Party Transactions, page 73

79.         You discuss a 2014 purchase of land paid by stones in a barter exchange. You further indicate that you have a payable outstanding to the sellers at December 31, 2014. Regarding this transaction, please address the following:

-Please explain the nature of barter transaction, including what you mean by paying in stones and the type of land you purchased (i.e. mine, land used for plant site);

-Tell us your basis of accounting for the assets transferred and how they were valued;

-Tell us whether you recognized any gains or losses on the transfer;

-Tell us where the amount outstanding at December 31, 2014 of $17,557,811 is recorded on your balance sheet;

-Explain how this transaction relates to the $31,615,622 recorded as purchase of land, property and equipment on your statement of cash flows during the year ending December 31, 2014; and

-How your accounting complies with ASC 845-10-30.

Response: Please note the citations and other information below in response.

In accordance with ASC 845-10-30-1, “in general, the accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved, which is the same basis as that used in monetary transactions. Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss shall be recognized on the exchange. The fair value of the asset received shall be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered. Similarly, a nonmonetary asset received in a nonreciprocal transfer shall be recorded at the fair value of the asset received. A transfer of a nonmonetary asset to a stockholder or to another entity in a nonreciprocal transfer shall be recorded at the fair value of the asset transferred and a gain or loss shall be recognized on the disposition of the asset.”

In accordance with ASC 845-10-30-3, “a nonmonetary exchange shall be measured based on the recorded amount (after reduction, if appropriate, for an indicated impairment of value as discussed in paragraph 360-10-40-4) of the nonmonetary asset(s) relinquished, and not on the fair values of the exchanged assets, if any of the following conditions apply:

The fair value of neither the asset(s) received nor the asset(s) relinquished is determinable within reasonable limits.

21

The transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange.

The transaction lacks commercial substance.”

In accordance with ASC 845-10-50-1, “An entity that engages in one or more nonmonetary transactions during a period shall disclose in financial statements for the period all of the following:

The nature of the transactions

The basis of accounting for the assets transferred

Gains or losses recognized on transfers.”

In accordance with ASC 845-10-50-2, entities shall disclose, in each period’s financial statements, the amount of gross operating revenue recognized as a result of nonmonetary transactions.”

The Company recognized the land purchased (assets transferred) at historical cost because the transactions were not arm-length transactions they were purchases from related party therefore no gain or loss were recognized on the transfer. The Company would review the historical cost of the land to evaluate if there is an impairment loss to be recognized. The outstanding amount of $17,557,811 were recognized as barter trade revenues and a decrease in accounts payable. The $31,615,622 includes $31,612,282 for lands purchased through barter trade agreement (Non-monetary exchange), and $3,340 for office equipment and motor vehicle through monetary transactions.

The Company has added “Nonmonetary Transactions” under the footnote "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” of the financial statements and properly disclosed the amount of revenues recognized as a result of nonmonetary transactions under the footnote “RELATED PARTY TRANSACTIONS”

Audited December 31, 2014 Liaoning Fuda Financial Statements of Operations and Comprehensive Income/(Loss), page 79

80.        You recognized $5.4 million in interest expense in the year ended December 31, 2013. Tell us how this amount is appropriate considering your trade financing loan balance at December 31, 2013 was $4 million.

Response: The Company’s interest expense incurred as a result of accounts receivables sold at discount to the bank, accounts receivables as export trade financing loans with interest rates and maturity of about 3-6 months, or a combination of both. The discounts and interest expenses are all recognized as interest expenses. Interest expense was high because the accounts receivable financing loan expense was also booked to interest expense and through the period a lot of financing fees and interest for accounts receivable financing was incurred.

22

Marvel Investment Corporation Limited Financial Statements

Statement of Stockholders ’ Deficit, page 94

81.        We note you recorded 10,000 shares outstanding at a par value of $0.129. Please confirm that this is correct. Also tell us how the difference in par value was considered in the transactions between Marvel and Liaoning as well as in the reverse merger with Fuda Group (USA). Please tell us how you considered ASC 805-40-45-2.

Response: The Company presented the reverse merger transaction in accordance to ASC 805-40-45-2 whereby the legal subsidiary’s equity structure (Marvel and Liaoning) is restated to reflect the number of shares of the legal parent issued in the reverse acquisition using the exchange ratio prescribed by the acquisition agreement. The difference in par value were recognized as adjustment to additional paid-in capital.

Unaudited Pro-forma Condensed Combined Financial Information, page 119

82.         We note that you continue to present the pro forma statement of operations as if the reverse merger had occurred on December 31, 2014, instead of the beginning of the fiscal year of January 1, 2014 (refer to comment 4 in our letter dated November 30, 2015). Please note the required periods to be presented pursuant to Rule 11-02(c) of Regulation S-X and revise accordingly.

Response: The footnote was incorrect. Therefore, the Company has revised it accordingly to state the fact that the pro forma financial statements are presented as if the reverse merger had occurred on January 1, 2014.

83.         Regarding your adjustment (d), please tell us why your recorded $6,000 rather than $6,200 as result of issuing 62,000,000 shares of common stock.

Response: The adjustment (d) was incorrect. Therefore, the Company has accordingly revised accordingly to state the actual amount as $6,200.

Fuda Group (USA) Corporation Condensed Balance Sheet, page 125

84.        Tell us the nature of the line item discount on common stock and how your accounting for this complies with GAAP.

Response: The Company has revised the presentation and disclosures of the line item to subscriptions receivable. Please refer to the Financial Statements, Footnotes 10 and 11 for additional information.

23

Item 14. Indemnification of Directors and Officers, page 150

85.        Please expand the disclosure in this section to provide the information required by Item 702 of Regulation S-K . In this regard, we note your disclosure does not appear to address any Delaware statutes relating to indemnification.

Response: The Company has expanded the disclosure in this section and also made a reference to Delaware corporate laws.

Item 15. Recent Sales of Unregistered Securities, page 150

86.        Please disclose the consideration you received in each of the listed sales of unregistered securities. Refer to Item 701(c) of Regulation S-K.

Response: The Company has included information regarding the consideration involved in the various sales of securities.

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates

24